Exhibit 99.1

GLASS HOUSE BRANDS INC.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF

JUNE 30, 2023 AND DECEMBER 31, 2022

AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2023 AND 2022

GLASS HOUSE BRANDS INC.

Table of Contents

Page(s)

Condensed Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3 – 4

Unaudited Condensed Interim Consolidated Statements of Cash Flows	5 – 6

Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 – 24

GLASS HOUSE BRANDS INC.

Condensed Consolidated Balance Sheets

As of June 30, 2023 and December 31, 2022

	2023	2022
	Unaudited
ASSETS
Current Assets:
Cash	$19,689,912	$11,143,502
Restricted Cash	3,000,000	3,000,000
Accounts Receivable, Net	3,588,607	5,652,949
Prepaid Expenses and Other Current Assets	4,317,364	8,347,055
Inventory	16,699,025	12,057,570
Notes Receivable	-	1,255,843

Total Current Assets	47,294,908	41,456,919

Operating Lease Right-of-Use Assets, Net	10,269,485	10,847,642
Finance Lease Right-of-Use Assets, Net	1,942,802	285,971
Long Term Investments	2,018,309	4,246,192
Property, Plant and Equipment, Net	211,133,786	216,430,924
Intangible Assets, Net	29,569,716	48,651,835
Goodwill	17,227,583	21,808,566
Deferred Tax Asset	1,568,507	1,289,882
Other Assets	3,574,282	3,650,468

TOTAL ASSETS	$324,599,378	$348,668,399

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$28,031,951	$22,266,998
Income Taxes Payable	14,736,121	7,549,878
Contingent Shares and Earnout Liabilities	32,714,000	14,656,666
Shares Payable	8,595,103	8,588,915
Current Portion of Operating Lease Liabilities	1,169,355	1,077,971
Current Portion of Finance Lease Liabilities	336,785	66,790
Current Portion of Notes Payable	48,787	40,237

Total Current Liabilities	85,632,102	54,247,455

Operating Lease Liabilities, Net of Current Portion	9,252,538	9,859,232
Finance Lease Liabilities, Net of Current Portion	1,602,001	214,017
Other Non-Current Liabilities	5,012,779	4,291,319
Notes Payable, Net of Current Portion	63,632,295	62,618,711

TOTAL LIABILITIES	165,131,715	131,230,734

MEZZANINE NON-CONTROLLING INTEREST:
GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 shares issued and outstanding as of June 30, 2023 and December 31, 2022)	54,519,410	51,774,193

GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 5,000 and 4,700 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	5,319,132	4,759,925

SHAREHOLDERS' EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of June 30, 2023 and December 31, 2022)	-	-
Subordinate Voting Shares (No par value, unlimited shares authorized, 60,565,114 and 55,653,855 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	-	-
Exchangeable Shares (No par value, unlimited shares authorized, 9,464,676 and 12,566,550 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	-	-
Additional Paid-In Capital	269,865,846	261,527,245
Accumulated Deficit	(160,099,732)	(96,362,182)

Total Shareholders' Equity Attributable to the Company	109,766,114	165,165,063
Non-Controlling Interest	(10,136,993)	(4,261,516)

TOTAL SHAREHOLDERS' EQUITY	159,467,663	217,437,665

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$324,599,378	$348,668,399

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Three Months Ended		Six Months Ended
	2023	2022	2023	2022

Revenues, Net	$44,665,134	$16,473,247	$73,687,138	$30,445,618
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	20,293,093	16,219,430	37,358,932	27,852,573

Gross Profit	24,372,041	253,817	36,328,206	2,593,045

Operating Expenses:
General and Administrative	13,053,659	10,875,317	24,439,724	20,298,614
Sales and Marketing	997,145	898,496	1,649,398	1,764,256
Professional Fees	2,200,400	2,670,469	3,700,334	5,240,975
Depreciation and Amortization	3,569,263	2,837,112	7,405,651	5,444,606
Impairment Expense for Goodwill	-	-	17,480,983	-
Impairment Expense for Intangible Assets	1,328,428	-	6,854,428	-

Total Operating Expenses	21,148,895	17,281,394	61,530,518	32,748,451

Income (Loss) from Operations	3,223,146	(17,027,577)	(25,202,312)	(30,155,406)

Other Expense (Income):
Interest Expense	2,546,567	1,570,779	4,626,861	2,768,308
Interest Income	(35)	(472)	(45,069)	(472)
(Gain) Loss on Equity Method Investments	(35,814)	73,004	2,227,883	426,663
Loss on Change in Fair Value of Derivative Liabilities	143,242	53,213	130,015	53,213
Loss (Gain) on Change in Fair Value of Contingent Liabilities and Shares Payable	19,099,749	(6,314,190)	22,509,523	167,052
Other Expense, Net	1,128,835	49,532	1,371,457	65,637

Total Other Expense (Income), Net	22,882,544	(4,568,134)	30,820,670	3,480,401

Loss from Operations Before Provision for Income Tax Expense	(19,659,398)	(12,459,443)	(56,022,982)	(33,635,807)
Provision for Income Tax Expense	5,245,659	1,732,849	7,667,176	382,249

Net Loss	(24,905,057)	(14,192,292)	(63,690,158)	(34,018,056)

Net Gain (Loss) Attributable to Non-Controlling Interest	100,406	(23,964)	47,392	(46,560)

Net Loss Attributable to the Company	$(25,005,463)	$(14,168,328)	$(63,737,550)	$(33,971,496)

Loss Per Share - Basic and Diluted	$(0.39)	$(0.24)	$(0.97)	$(0.59)

Weighted-Average Shares Outstanding - Basic and Diluted	71,092,510	59,447,659	71,673,212	58,067,245

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Units	Units	Units				$ Amount	$ Amount
	Multiple Voting	Equity	Exchangeable Voting	Additional Paid- In	Accumulated	TOTAL EQUITY ATTRIBUTABLE TO	Mezzanine Non- Controlling Equity Preferred	Mezzanine Non- Controlling Equity Preferred	Non- Controlling	TOTAL SHAREHOLDERS'
	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Series B	Series C	Interest	EQUITY

BALANCE AS OF DECEMBER 31, 2022	4,754,979	55,653,855	12,566,550	$261,527,245	$(96,362,182)	$165,165,063	$51,774,193	$4,759,925	$(4,261,516)	$217,437,665

Net Loss	-	-	-	-	(63,737,550)	(63,737,550)	-	-	47,392	(63,690,158)
						-				-
Share-Based Compensation from Options and RSU's	-	-	-	3,162,603	-	3,162,603	-	-	-	3,162,603
Issuance for Shares Payable - Plus Business Acqusition	-	1,300,006	-	4,446,000	-	4,446,000	-	-	-	4,446,000
Issuance of Series C Preferred Shares and Warrants	-	-	-	84,174	-	84,174	-	215,826	-	300,000
Adjustment of Series C Preferred Shares to Redemption Value	-	-	-	-	-	-	-	84,174	(84,174)	-
Issuance for Payment of Interest on Convertible Debentures	-	130,984	-	645,824	-	645,824	-	-	-	645,824
Issuance for Conversion of Exchangeable Shares	-	3,101,874	(3,101,874)	-	-	-	-	-	-	-
Shares Issued for Exercise of Restricted Stock Units	-	378,395	-	-	-	-	-	-	-	-
Distributions to Non-Controlling Interest Holders	-	-	-	-	-	-	-	-	(91,212)	(91,212)
Dividends - Preferred Shareholders	-	-	-	-	-	-	2,745,217	259,207	(5,747,483)	(2,743,059)

BALANCE AS OF JUNE 30, 2023	4,754,979	60,565,114	9,464,676	$269,865,846	$(160,099,732)	$109,766,114	$54,519,410	$5,319,132	$(10,136,993)	$159,467,663

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Units	Units	Units				$ Amount	$ Amount
	Multiple Voting	Equity	Exchangeable Voting	Additional Paid- In	Accumulated	TOTAL EQUITY ATTRIBUTABLE TO	Mezzanine Non- Controlling Equity Preferred	Mezzanine Non- Controlling Equity Preferred	Non- Controlling	TOTAL SHAREHOLDERS'
	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Series B	Series C	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2021	4,754,979	38,563,405	18,256,784	$241,896,900	$(60,827,290)	$181,069,610	$-	$-	$(197,774)	$180,871,836

Net Loss	-	-	-	-	(33,971,496)	(33,971,496)	-	-	(46,560)	(34,018,056)
					-
Share-Based Compensation from Options and RSU's	-	-	-	6,173,644	-	6,173,644	-	-	-	6,173,644
Reclassification of Series A Preferred Shares to Non-Controlling	-	-	-	(29,487,838)	-	(29,487,838)	-	-	29,487,838	-
Issuance for Business Acquisition	-	2,311,213	-	9,707,414	-	9,707,414	-	-	-	9,707,414
Fair Value of Incentive Shares Issued in a Business Acquisition	-	-	-	188,122	-	188,122	-	-	-	188,122
Issuance for Payment of Liabilities	-	92,864	-	222,941	-	222,941	-	-	-	222,941
Issuance for Conversion of Exchangeable Shares	-	3,715,591	(3,715,591)	-	-	-	-	-	-	-
Shares Issued for Exercise of Options	-	185,242	-	225,694	-	225,694	-	-	-	225,694
Shares Issued for Exercise of Restricted Stock Units	-	450,458	-	-	-	-	-	-	-	-
Contributions	-	-	-	888,727	-	888,727	-	-	2,171,273	3,060,000
Fair Value of Warrants Issued for Debt	-	-	-	89,250	-	89,250	-	-	-	89,250
Distributions to Preferred Shareholders	-	-	-	(1,729,778)	-	(1,729,778)	-	-	-	(1,729,778)
				-				-
BALANCE AS OF JUNE 30, 2022	4,754,979	45,318,773	14,541,193	$228,175,076	$(94,798,786)	$133,376,290	$-	$-	$31,414,777	$164,791,067

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(63,690,158)	$(34,018,056)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:
Deferred Tax Benefit	(278,635)	(2,103,489)
Bad Debt Expense, Net of Recoveries	935,313	384,271
Interest Capitalized to Notes Receivable	(45,001)	-
Loss on Disposal of Property and Equipment	110,260	-
Depreciation and Amortization	7,405,651	5,444,606
Loss on Equity Method Investments	2,227,883	426,663
Impairment Expense for Goodwill	17,480,983	-
Impairment Expense for Intangible Assets	6,854,428	-
Non-Cash Operating Lease Costs	578,157	(20,605)
Accretion of Debt Discount and Loan Origination Fees	1,004,097	610,338
Loss on Change in Fair Value of Derivative Liabilities	130,015	53,213
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	22,509,523	167,052
Share-Based Compensation	3,162,603	6,173,644
Changes in Operating Assets and Liabilities:
Accounts Receivable	1,129,029	572,370
Prepaid Expenses and Other Current Assets	4,029,691	380,630
Inventory	(4,391,455)	(3,319,342)
Other Assets	(53,829)	(995,424)
Accounts Payable and Accrued Liabilities	6,232,076	775,422
Income Taxes Payable	7,186,254	2,031,198
Operating Lease Liabilities	(515,310)	-
Other Non-Current Liabilities	721,460	182,303

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,723,035	(23,255,206)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(1,295,683)	(20,472,213)
Proceeds From Payments on Note Receivable	63,267	-
Issuance of Note Receivable	(340,851)	(6,061,255)
Contributions to Equity Method Investments	-	(99,794)
Cash Acquired in Business Acquisition, Net of Cash Paid	-	2,316,798

NET CASH USED IN INVESTING ACTIVITIES	(1,573,267)	(24,316,464)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	42,638	9,421,000
Proceeds from the Issuance of Preferred Shares	300,000	-
Payment on Financing Lease	(87,124)	-
Payments on Notes Payable, Third Parties and Related Parties	(24,601)	(20,776)
Contributions	-	3,060,000
Cash Received Upon Exercise of Options	-	225,694
Distributions to Non-Controlling Interest Holders	(91,212)	-
Distributions to Preferred Shareholders	(2,743,059)	(1,729,778)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(2,603,358)	10,956,140

NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	8,546,410	(36,615,530)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	14,143,502	54,066,831

CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,689,912	$17,451,301

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2023	2022
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$3,165,886	$1,935,029
Cash Paid for Taxes	$39,706	$284,521

Non-Cash Investing and Financing Activities:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$-	$29,044,821
Shares issued to Settle Shares Payable - Plus Business Acquisition	$4,446,000	$-
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$-	$242,868
Reclass of Turlock Notes Receivable for Acquired Assets of NHC Turlock	$1,578,428	$-
Issuance of Equity for Payment of Interest	$645,824	$222,941
Recognition of Right-of-Use Asset and Lease Liability for Finance Lease	$1,745,103	$-
Adjustment of Series C Preferred Shares to Redemption Value	$84,174	$-
Recognition of Right-of-Use Assets for Operating Leases	$-	$704,940
Fair Value of Warrants Issued in Connection with Debt	$-	$89,250
Reclass of Intangible Asset to Goodwill	$12,900,000	$-
Interest Capitalized to Property and Equipment	$178,699	$-

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.            NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (the “Subordinate Voting Shares”), restricted voting shares (the “Restricted Voting Shares”) and limited voting shares (the “Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc., trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF”, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 2200 HSBC Building 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

Liquidity

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the six months ended June 30, 2023, the Company had an accumulated deficit of $160,099,732, a net loss attributable to the Company of $63,737,550 and net cash provided by operating activities of $12,723,035. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.

The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2022 and 2021, unless disclosed otherwise below. The Company’s audited Consolidated Financial Statements for the year ended December 31, 2022 and 2021, filed on March 31, 2023, can be found on SEDAR+ at www.sedarplus.ca.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of June 30, 2023 and December 31, 2022, the consolidated results of operations for the three and six months ended June 30, 2023 and 2022 and cash flows for the six months ended June 30, 2023 and 2022 have been included.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022, and the related notes thereto, and have been prepared using the same accounting policies described therein.

Basis of Consolidation

These Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Segmented Information

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. GH Group issued Series A Preferred Shares which were classified initially in error as additional paid-in-capital within shareholders’ equity whereas they should have been classified within shareholders’ equity as a non-controlling interest. The error resulted in an overstatement of total shareholders’ equity attributable to the Company of approximately $29,487,000 and a corresponding understatement of non-controlling interest of approximately $29,487,000 for the year ended December 31, 2021. An adjustment has been made to the Condensed Interim Consolidated Balance Sheet and Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity as of and for the six months ended June 30, 2022 to reclassify approximately $29,487,000 in shareholder’s equity. The reclassification was not considered material to any prior period. There were no changes to total current assets, total assets, total current liabilities, total liabilities, total shareholders’ equity, cash flows or profit and loss to any prior period as a result of this reclassification.

Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of June 30, 2023 and December 31, 2022, restricted cash was $3.0 million and $3.0 million, respectively, which is held in an escrow account and used as an interest reserve for the senior term loan agreement. See “Note 13 – Notes Payable and Convertible Debentures” for further discussion.

Loss per Share

The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the issuance of shares on the exercise of convertible debentures, contingent shares, warrants, restricted stock units and share options are anti-dilutive. Diluted earnings per share includes options, warrants, restricted stock units, and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures. See “Note 16 – Loss Per Share” for further information.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Standards

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Subtopic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognized. ASU 2021-08 became effective for the Company beginning January 1, 2023. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

On March 31, 2022, the FASB issued ASU 2022-02, “Financial Instruments—Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”), which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under the current guidance and adds enhanced disclosures for creditors with respect to loan refinancing and restructuring for borrowers experiencing financial difficulty. ASU 2022-02 became effective for the Company beginning January 1, 2023. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

Recently Issued Accounting Standards

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842), Common Control Arrangements (ASU 2023-01), which requires an entity to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions). ASU 2023-01 is effective for the Company beginning January 1, 2024 with early adoption permitted. The Company is currently evaluating the effect of adopting this accounting standard.

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of June 30, 2023 and December 31, 2022, the Company has not experienced any losses with regards to its cash balances.

The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends, and other information. For the three months ended June 30, 2023 and 2022, there was one customer that comprised 20% and 32%, respectively, of the Company’s revenues. For the six months ended June 30, 2023 and 2022, there was one customer for (2023) and (2022), respectively, that comprised 18% and 32%, respectively, of the Company’s revenues. As of June 30, 2023, the customer had a balance due to the Company of $1,433,324. As of December 31, 2022, this customer had a balance due to the Company of $1,912,119.

4.            INVENTORY

As of June 30, 2023 and December 31, 2022, inventory consists of the following:

	2023	2022
Raw Materials	$4,045,030	$3,270,597
Work-in-Process	6,057,030	4,428,440
Finished Goods	6,596,965	4,358,533

Total Inventory	$16,699,025	$12,057,570

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

5.            INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method.

	LOB Group, Inc.	5042 Real Estate Investment, LLC	Lompoc TIC, LLC	TOTAL
Balance at December 31, 2022	$2,303,470	$1,779,599	$163,123	$4,246,192

(Loss) Gain on Equity Method Investments	(2,303,470)	93,181	(17,594)	(2,227,883)

Balance at June 30, 2023	$-	$1,872,780	$145,529	$2,018,309

During the three and six months ended June 30, 2023, the Company recorded net gain from equity method investments of $35,814 and recorded net loss of $2,227,883, respectively. During the three and six months ended June 30, 2022, the Company recorded net losses from equity method investments of $73,004 and $426,663, respectively. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.

6.            PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2023 and December 31, 2022, property, plant and equipment consist of the following:

	2023	2022
Land	$70,888,383	$70,888,383
Buildings	143,161,362	140,042,534
Furniture and Fixtures	739,617	471,696
Leasehold Improvements	14,540,195	10,927,265
Equipment and Software	8,527,330	8,050,827
Construction in Progress	326,391	6,447,286

Total Property, Plant and Equipment	238,183,278	236,827,991
Less Accumulated Depreciation and Amortization	(27,049,492)	(20,397,067)

Property, Plant and Equipment, Net	$211,133,786	$216,430,924

During the three and six months ended June 30, 2023, the Company recorded depreciation expense of $3,330,144 and $6,749,532, respectively. During the three and six months ended June 30, 2022, the Company recorded depreciation expense of $2,579,279 and $5,147,273, respectively. The amount of depreciation recognized for finance leases during the three and six months ended June 30, 2023 was $73,221 and $88,272, respectively, see “Note 12 – Leases” for further information. Additionally, during the three and six months ended June 30, 2023, the Company capitalized interest to property and equipment of $92,951and $178,699, respectively.

7.            BUSINESS ACQUISITION

NHC Turlock

On April 21, 2023, the Company completed the acquisition of NHC Turlock, a California retail dispensary, through GHG-NHC Turlock Inc., a wholly owned subsidiary of the Company. The Company completed the acquisition of NHC Turlock in April 2023. Pursuant to the terms of the merger agreement, calculation and payment of consideration for the acquisition of NHC Turlock will occur at the end of its sixth full quarter of operations (“Turlock Earnout Date”), at twenty-four times its annualized EBITDA in that quarter ("Turlock Contingent Consideration") netted with amounts owed by the seller of NHC Turlock to the Company under a note receivable. The Turlock Contingent Consideration is comprised of 80% in deferred Equity Shares and 20% in long-term debt. The deferred Equity Shares payable are to be issued upon the earlier of: 1) the Turlock Earnout Date or 2) April 21, 2025. The fair value of the deferred Equity Shares payable was determined as the volume-weighted average price (VWAP) for the day immediately preceding the date of issuance. The long-term debt portion of the Turlock Contingent Consideration will be in the form of an unsecured, subordinated promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date.

As of the date of acquisition, the fair value of the Turlock Contingent Consideration was determined to be at nil based on the Company's forecasts of future EBITDA, and as a result, the total consideration was estimated to be the balance of the note receivable of $1,578,428. The Company recorded $250,000 in inventory and $1,328,428 for license and assumed the lease related to this entity. The Company analyzed the transaction under ASC 805 “Business Combination” and determined that it did not meet the criteria of a business and accounted for this transaction as an asset acquisition. At the acquisition date for NHC Turlock, the Company determined that NHC Turlock’s cannabis license was fully impaired and recorded an impairment expense for intangible assets of $1,328,428 for the three and six months ended June 30, 2023. See “Note 8 – Intangible Assets” for further information.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.            BUSINESS ACQUISITION (Continued)

Plus Products Holdings, Inc.

The purchase price allocation for the Plus Products Holding Inc. (“Plus”) business acquisition completed on April 28, 2022, as set forth in the table below, reflect various fair value estimates and analyses that were subject to change within the measurement period as the valuation is finalized. On April 28, 2023, the Company determined the allocation was finalized. The acquisition noted below was accounted for in accordance with ASC 805 “Business Combinations”.

At the acquisition date for Plus, the Company determined that it would surrender Plus’s cannabis license, and as a result the Company made a measurement period adjustment as of March 31, 2023, to allocate the value from the cannabis license intangible asset to goodwill in the amount of $12,900,000. See “Note 8 – Intangible Assets” and “Note 9 – Goodwill” for further information. This adjustment was recognized prospectively, and the revised preliminary allocation of purchase price from the Plus Business Acquisition completed on April 28, 2023. As of June 30, 2023, the Company determined the allocation of the consideration was complete.

Plus Products Holding Inc.
Closing Date:	April 28, 2022
Total Consideration
Convertible Debenture Notes	$16,257,104
Restricted Stock Units Issued	188,122
Derivative Asset	(251,020)
Contingent Restricted Stock Units	5,460,000
Fair Value of Equity Issued	9,707,414

Total Consideration	$31,361,620

Net Assets Acquired (Liabilities Assumed)

Current Assets (2)	$6,454,308
Operating Right-of-Use Asset	294,159
Property, Plant and Equipment	789,779
Non-Current Assets	93,662
Deferred Tax Assets, Net	-
Current Liabilities Assumed	(1,339,301)
Lease Liabilities	(111,970)
Intangible Assets:
Intellectual Property	5,100,000
Customer Relationship	2,600,000

Total Intangible Assets	7,700,000

Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	13,880,637

Goodwill (1)	17,480,983

Total Net Assets Acquired	$31,361,620

(1)            Goodwill arising from acquisition represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the Company’s dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provides for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2)            Included in current assets acquired in the business combination was cash acquired, accounts receivable, other current assets and inventory as of the acquisition date.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.            INTANGIBLE ASSETS

As of June 30, 2023 and December 31, 2022, intangible assets consist of the following:

	2023	2022
Definite Lived Intangible Assets
Customer Relationships	$587,000	$2,600,000
Intellectual Property	4,777,000	8,290,000

Total Definite Lived Intangible Assets	5,364,000	10,890,000
Less Accumulated Amortization	(1,842,784)	(1,186,665)

Definite Lived Intangible Assets, Net	3,521,216	9,703,335

Indefinite Lived Intangible Assets
Cannabis Licenses	26,048,500	38,948,500

Total Indefinite Lived Intangible Assets	26,048,500	38,948,500

Total Intangible Assets, Net	$29,569,716	$48,651,835

For the three and six months ended June 30, 2023, the Company recorded amortization expense related to intangible assets of $239,119 and $656,119, respectively. During the three and six months ended June 30, 2022, the Company recorded amortization expense related to intangible assets of $257,833 and $297,333, respectively. During the three months ended June 30, 2023, the Company recognized $1,328,428 of other than temporary impairment for the NHC Turlock cannabis license (See “Note 7 – Business Acquisition”). During the first quarter of 2023, the Company recognized $2,013,000 and $3,513,000 of other than temporary impairment in customer relationships and intellectual property, respectively, related to the Plus business acquisition. During the three months ended June 30, 2023, the Company recognized an other than temporary impairment of $1,328,428 on the NHC Turlock cannabis license. There were no impairments recognized during the three and six months ended June 30, 2022.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2023 (remaining)	$501,600
2024	807,933
2025	782,600
2026	641,395
2027	505,367
Thereafter	282,321
Total Future Amortization Expense	$3,521,216

9.            GOODWILL

As of June 30, 2023 and December 31, 2022, goodwill was $ 17,227,583 and $21,808,566, respectively.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. During the six months ended June 30, 2023, management noted indications of impairment on the goodwill of its consumer package goods reporting unit and recorded an impairment expense of $17,480,983. No such indications of impairment were noted during the six months ended June 30, 2022.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of June 30, 2023 and December 31, 2022, accounts payable and accrued liabilities consist of the following:

	2023	2022
Accounts Payable	$10,017,707	$6,869,941
Accrued Liabilities	12,579,598	12,116,887
Accrued Payroll and Related Liabilities	2,053,201	2,009,598
Sales Tax and Cannabis Taxes	3,381,445	1,270,572

Total Accounts Payable and Accrued Liabilities	$28,031,951	$22,266,998

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of June 30, 2023 and December 31, 2022, was approximately $1,217,000 and $999,000, respectively.

11.            CONTINGENT SHARES AND EARNOUT LIABILITIES

As of June 30, 2023, activity related to the contingent shares and earnout liabilities consist of the following:

Balance at December 31, 2022	$14,656,666
Contingent Shares Issued	(4,446,000)
Change in Fair Value of Contingent Liabilities	22,503,334

Balance at June 30, 2023	$32,714,000

During the three and six months ended June 30, 2023, the Company recorded losses on change in fair value of contingent liabilities of $19,100,571 and $22,503,334, respectively. During the three months ended June 30, 2023, the Company determined the criteria for the $2,033,315 of sponsor earnout liability related to the Mercer Park Transaction was not met at the expiration of the term and recorded the change in fair value of contingent consideration. Accordingly, as of June 30, 2023, the sponsor earnout liability was nil. During the three months ended June 30, 2023, the Company moved $4,446,000 of contingent shares payable related to the Plus Business Acquisition to additional paid-in-capital. See “Note 14 – Shareholders’ Equity” for further discussion. During the three and six months ended June 30, 2022, the Company recorded a net gain on change in fair value of contingent liabilities of $6,314,190 and net loss of $167,052, respectively.

12.            LEASES

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$73,221	$-	$88,272	$-
Interest on Lease Liabilities	41,319	-	55,121	-
Operating Lease Cost	600,419	265,706	1,200,837	456,993
Short-Term Lease Costs	220,496	258,325	474,948	425,270

Total Lease Expenses	$935,455	$524,031	$1,819,178	$882,263

	Six Months Ended
	2023	2022
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$41,579	$-
Operating Cash Flows from Operating Leases	$1,137,990	$477,598
Financing Cash Flows from Finance Leases	$87,124	$-

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$1,745,103	$-
Recognition of Right-of-Use Assets for Operating Leases	$-	$704,940

Weighted-Average Remaining Lease Term (Years) - Finance Leases	5	-
Weighted-Average Remaining Lease Term (Years) - Operating Leases	7	7

Weighted-Average Discount Rate - Finance Leases	11.37%	-
Weighted-Average Discount Rate - Operating Leases	11.99%	16.32%

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.            LEASES (Continued)

Future minimum lease payments under non-cancelable finance and operating leases as of June 30, 2023 are as follows:

	Operating Leases		Finance Leases
December 31:	Third Parties	Related Parties	Third Parties	Total

2023 (remaining)	$689,871	$463,001	$268,043	$1,420,915
2024	1,399,456	931,720	544,445	2,875,621
2025	1,399,104	874,271	587,824	2,861,199
2026	1,372,745	890,899	452,342	2,715,986
2027	1,126,862	908,026	465,913	2,500,801
Thereafter	2,138,205	3,166,607	156,827	5,461,639
Total Future Minimum Lease Payments	8,126,243	7,234,524	2,475,394	17,836,161
Less Imputed Interest	(2,452,428)	(2,486,446)	(536,608)	(5,475,482)
Present Value of Lease Liability	5,673,815	4,748,078	1,938,786	12,360,679
Less Current Portion of Lease Liability	(766,294)	(403,061)	(336,785)	(1,506,140)
Present Value of Lease Liability, Net of Current Portion	$4,907,521	$4,345,017	$1,602,001	$10,854,539

On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500,000 per month for 36 months. However, lease payments to the Company are abated if certain contingencies are met by the lessee. As of June 30, 2023, such contingencies are expected to be met, and as a result, no rental income was recognized by the Company.

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $56,000 and expire through November 2032. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

13.            NOTES PAYABLE AND CONVERTIBLE DEBENTURES

As of June 30, 2023 and December 31, 2022, notes payable consist of the following:

	2023	2022
Term loan payable maturing in November 30, 2026, bearing interest at 10.00 percent per annum	$50,000,000	$50,000,000
Convertible Debentures	16,006,084	16,006,084
Other	460,259	442,222
Total Notes Payable	66,466,343	66,448,306
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(2,785,261)	(3,789,358)
Net Amount	$63,681,082	$62,658,948
Less Current Portion of Notes Payable	(48,787)	(40,237)
Notes Payable, Net of Current Portion	$63,632,295	$62,618,711

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.            NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

Senior Secured Credit Agreement

On December 9, 2021 (the “Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100,000,000 with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50,000,000. The principal amount under the Credit Agreement will be paid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount, 24 months following the Senior Secure Closing Date, with a maturity date through November 30, 2026. Interest will be paid, beginning December 31, 2021, in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of June 30, 2023 and December 31, 2022, the interest rate was 10%.

Two additional delayed draw term loans may be requested by the Company in an amount equal to the principal amount of $25,000,000 (or such lesser amount as agreed) each. The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid with all cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3,000,000 into an escrow account and included as restricted cash in the Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022. Additionally, the Company’s real properties held in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC were pledged as security.

Amendments to the Senior Secured Credit Agreement

On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived.

On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived, and the Company entered into an incremental term loan in the amount of $10,000,000 (the “Incremental Term Loan”), for total available proceeds of $110,000,000. The Incremental Term Loan bore interest at a rate of 10% per annum and payable in monthly installments. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan was payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire each Equity Share until June 26, 2026. The fair value of the warrants were determined using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89,250 related to the change in terms of the Credit Agreement. In addition to receiving the $10,000,000 in Incremental Term Loan, the Company paid $579,000 in direct loan fees, which are recorded as a debt discount.

The Credit Agreement contains a financial covenant which requires the Company to maintain liquidity in excess of $10,000,000 at all times. In March 2023, the Company entered into an amendment to the Credit Agreement by which the Senior Secured Lender waived and deferred enforcement of certain covenants which require the company to maintain a specific minimum debt service coverage ratio beginning with the quarter ending on June 30, 2023. As of June 30, 2023, the Company was in compliance with the Credit Agreement covenant. In connection with the amendment to the Credit Agreement, the Company will pay an amount equal to 2% of the aggregate principal amount of the loan outstanding as of August 1, 2023. The Company accrued amendment fees of $1,000,000 as other expense and is included as a component of accounts payable and accrued liabilities on the Condensed Consolidated Balance Sheet as of June 30, 2023. The Company paid such fee on July 27, 2023.

On August 30, 2022, the Company repaid the $10,000,000 Incremental Term Loan in cash. In accordance with ASC 470 “Modifications and Extinguishments,” the Company recorded $489,647 of unamortized debt discount as a loss on extinguishment of debt during the year ended December 31, 2022.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.            NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

Convertible Debentures

The Company has an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (the “Maturity Date”). Interest is payable in cash, by the issuance of the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD$1.00 to CAD$1.27.

The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $4.08.

The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of June 30, 2023, the Company recorded $11,894,989 and $4,111,095 for the Series A Notes and Series B Notes, respectively. The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a discounted cash flow model that is based on unobservable inputs. During the three and six months ended June 30, 2023, the Company recorded a change in derivative asset of approximately nil and $13,000, respectively, as a component of change in fair value of derivatives in the Unaudited Condensed Interim Consolidated Statements of Operations. During the three and six months ended June 30, 2022, the Company recorded a change in derivative asset of approximately $143,000 and $130,000, respectively, as a component of change in fair value of derivatives in the Unaudited Condensed Interim Consolidated Statements of Operations.

Scheduled maturities of notes payable for the years ended December 31:

December 31:	Principal Payments

2023 (remaining)	$650,850
2024	7,554,232
2025	7,557,658
2026	7,561,308
2027	7,761,211
Thereafter	35,381,084
Total Future Minimum Principal Payments	$66,466,343

14.            SHAREHOLDERS’ EQUITY

As of June 30, 2023 and December 31, 2022, the authorized share capital of the Company is comprised of an unlimited number of (i) the Subordinate Voting Shares, (ii) the Restricted Voting Shares, (iii) the Limited Voting Shares, (iv) the Multiple Voting Shares and (v) the Preferred Shares.

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares have a three (3)-year sunset period that will expire June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            SHAREHOLDERS’ EQUITY (Continued)

Equity Shares

The holders of each class of the Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of the Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and the Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of the Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of the Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.

Exchangeable Shares are part of the authorized share capital of MPB, a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for the Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.

The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

Preferred Shares GH Group, Inc.

The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Shares (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Shares (“GH Group Series B Preferred”) and 5,000 shares of Series C Preferred Shares (“GH Group Series C Preferred”). Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series A Preferred and GH Group Series C Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.

The GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance. The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. Dividends are payable if and when declared by GH Group’s board of directors.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            SHAREHOLDERS’ EQUITY (Continued)

There were nil shares of the GH Group Series A Preferred issued and outstanding as of June 30, 2023 and December 31, 2022; there were 49,969 shares of the GH Group Series B Preferred issued and outstanding as of June 30, 2023 and December 31, 2022; and there were 5,000 and 4,700 shares of the GH Group Series C Preferred issued and outstanding as of June 30, 2023 and December 31, 2022, respectively. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $2,915,793 and $5,747,483 for the three and six months ended June 30, 2023, respectively. The Company recorded distributions to the holders of GH Group Preferred Shares in the amount of $860,057 and $1,729,778, respectively, for the three and six months ended June 30, 2022.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

The Company recorded net gains attributable to non-controlling interest during the three and six months ended June 30, 2023 of $100,406 and $47,392, respectively.

Share and Equity Transactions During the Period

On March 31, 2023, the Company through its subsidiary, GH Group, closed on a private placement financing of 300 GH Group Series C Preferred Shares with an aggregate face value of $300,000. In conjunction with these transactions, the Company issued 200 Company warrants. The warrants have an exercise price of $5.00 per warrant which expire in August 2027. The Company recorded the fair value of the Series C Preferred Shares in the amount of $215,826, which is net of the value allocated to the newly issued warrants of $84,174. The Series C Preferred Shares are accounted for as mezzanine non-controlling Interest as the Series C Preferred Shares redemption feature is not in the sole control of the Company. The Series C Preferred Shares were accreted by accrued but unpaid dividends and were therefore adjusted to their redemption value as of June 30, 2023 with an adjustment of $84,174.

During the six months ended June 30, 2023, the Company issued 1,300,006 Equity Shares in relief of the shares payable as contractually required. Accordingly, the Company reclassified $4,446,000 of shares payable to equity. See “Note 11 – Contingent Shares and Earnout Liabilities” for further disclosure.

During the six months ended June 30, 2023, the Company issued 130,984 shares in payment of $645,824 of accrued interest.

Variable Interest Entity (“VIE”)

The below table summarizes information for entities the Company has concluded to be VIE’s as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.

As of and for the six months ended June 30, 2023, the aggregate balances of the VIE included in the accompanying Condensed Consolidated Balance Sheets and Unaudited Condensed Interim Consolidated Statements of Operations are as follows below.

2023
Current Assets	$147,839
Non-Current Assets	$4,174,553
Total Assets	$4,322,392

Current Liabilities	$7,500
Non-Current Liabilities	$239,537
Total Liabilities	$247,037

Revenues, Net	$120,000
Net Income Attributable to Non-Controlling Interest	$65,518

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHARE-BASED COMPENSATION

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus, and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

	Number of Stock Options	Weighted- Average Exercise Price
Balance as of December 31, 2022	1,452,887	$2.84
Forfeited	(17,093)	$2.78
Balance as of June 30, 2023	1,435,794	$2.84

The following table summarizes the stock options that remain outstanding as of June 30, 2023:

Security Issuable	Exercise Price	Expiration Date	Stock Options Outstanding

Equity Shares	$2.26	October 2024	623,415
Equity Shares	$3.08	April 2025	115,917
Equity Shares	$3.08	January 2026	587,767
Equity Shares	$4.60	October 2026	108,695
			1,435,794

As of June 30, 2023 and December 31, 2022, options vested and exercisable were 1,373,916 and 1,400,593, respectively. During the three and six months ended June 30, 2023, the Company recognized $55,473 and $208,136, respectively, in share-based compensation expense related to these stock options and is included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. During the three and six months ended June 30, 2022, the Company recognized $693,066 and $1,190,433, respectively, in share-based compensation expense related to these stock options. As of June 30, 2023 options outstanding have a weighted-average remaining contractual life of 2.0 years.

Restricted Stock Units

A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of Restricted Stock Units
Balance as of December 31, 2022	2,000,534
Granted	53,332
Converted	(378,395)
Forfeited	(12,499)
Balance as of June 30, 2023	1,662,972

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHARE-BASED COMPENSATION (Continued)

During the three and six months ended June 30, 2023, the Company recognized $1,476,042 and $2,954,467, respectively, in stock-based compensation related to restricted stock units and is included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. During the three and six months ended June 30, 2022, the Company recognized $2,798,121 and $4,983,211, respectively, in stock-based compensation related to restricted stock units. The fair value of the restricted stock units issued during the six months ended June 30, 2023 were determined using the value of the Equity Shares at the time of grant.

Stock Appreciation Right Units

GH Group issued 230,752 stock appreciation rights (“SARs units”) to various employees of the Company. The SARs vest 33% one year after the grant date and the remaining 67% vest monthly over two years. Vested and exercised SARs will receive cash in the amount of the SARs exercised multiplied by the excess of the fair market value of an Equity Share over the stated strike price of the SAR. As the SARs are cash-settled, the Company recognizes the value of the SAR as liabilities which are included in accounts payable and accrued liabilities in the Condensed Consolidated Balance Sheets. As of June 30, 2023, the Company recorded a liability of $14,161.

A reconciliation of the beginning and ending balance of the SARs outstanding is as follows:

Number of Stock Appreciation Rights Units
Balance as of December 31, 2022	99,861
Forfeited	(20,671)
Balance as of June 30, 2023	79,190

During the three and six months ended June 30, 2023, the Company recognized $14,161 and $14,161, respectively, in expense related to the SARs units. During the three and six months ended June 30, 2022, the Company recognized expense of $92,472 and a net gain of $35,422, respectively, related to the SARs units.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

	Number of Warrants	Weighted- Average Exercise Price
Balance as of December 31, 2022	44,258,882	$9.80
Granted	60,000	$5.00
Balance as of June 30, 2023	44,318,882	$9.80

The following table summarizes the warrants that remain outstanding as of June 30, 2023:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	$10.00	June 2024	2,654,445	2,654,445
Equity Shares	$5.00	August 2027	10,999,937	10,999,937
			44,318,882	44,318,882

For the three and six months ended June 30,2023, the fair value of the warrants granted with a fixed exercise price and fair valued using level 3 inputs, was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHARE-BASED COMPENSATION (Continued)

2023
Weighted-Average Risk-Free Annual Interest Rate	3.60%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	105.50%
Weighted-Average Expected Life in Years	5.00
Weighted-Average Estimated Forfeiture Rate	0.0%

During the six months ended June 30, 2023, the weighted-average fair value of warrants granted was $1.95, per warrant. There were no warrants issued during the three and six months ended June 30, 2022 that required fair valuing using level 3 inputs. As of June 30, 2023, warrants outstanding have a weighted-average remaining contractual life of 3.1 years.

16.            LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Net Loss Attributable to the Company	$(25,005,463)	$(14,168,328)	$(63,737,550)	$(33,971,496)
Less Dividends and Increase in Redemption Values of GH Group Preferred Shares	(2,915,493)	-	(5,831,657)	-

Net Loss Attributable to the Company	(27,920,956)	(14,168,328)	(69,569,207)	(33,971,496)

Weighted-Average Shares Outstanding - Basic and Diluted	71,092,510	59,447,659	71,673,212	58,067,245

Loss Per Share Attributable to the Company - Basic and Diluted	$(0.39)	$(0.24)	$(0.97)	$(0.59)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants and share options are anti-dilutive.

17.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Current:
Federal	$4,225,338	$1,226,545	$6,046,876	$1,679,458
State	1,429,115	573,436	1,898,935	806,280
Total Current	5,654,453	1,799,981	7,945,811	2,485,738

Deferred:
Federal	(246,955)	49,420	(106,748)	(1,486,982)
State	(161,839)	(116,552)	(171,887)	(616,507)
Total Deferred	(408,794)	(67,132)	(278,635)	(2,103,489)
Total Provision for Income Taxes	$5,245,659	$1,732,849	$7,667,176	$382,249

The Company has used a discrete effective tax rate method to calculate taxes for the three and six months ended June 30, 2023 and 2022. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three-month periods ended June 30, 2023 and 2022.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

The Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740 “Income Taxes” due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of June 30, 2023 and December 31, 2022, potential benefits of $5,012,780 and $4,291,319, respectively, that if recognized would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open for audit. The Company on occasion may be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of June 30, 2023, the Company’s federal tax returns since 2019 and state tax returns since 2018 are still subject to adjustment upon audit. The 2019 federal tax returns of Natural Healing Center LLC (pre-acquisition) are currently under IRS examination. No other tax returns are currently being examined by any taxing authorities.

18.            COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of June 30, 2023 and December 31, 2022, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”), and GH Brands LLC, a California limited liability company and subsidiary of the Company (“GH Brands”), entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne, professionally known as Bella Thorne, for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of the License and Service Agreement is 3 years, with the right to renew upon 60 days prior notice for an additional 2-year term. Royalty fees for Bella Thorne branded boxes are 10% for the 1st year and 12% for years 2 to 5. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for years 3 to 5. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). The agreement provides an option to renew for a 2-year term with a guaranteed minimum fee of $1,500,000 ($750,000 for the 4th year and $750,000 for the 5th year). On May 31, 2023, the parties agreed to settle the outstanding balances for $450,000. During the three and six months ended June 30, 2023, the Company recognized a gain related to these royalties in the amount of $58,333. As of June 30, 2023 and December 31, 2022, the Company has $450,000 and $508,333, respectively, due under this royalty agreement which are included in accounts payable and accrued liabilities in the Condensed Consolidated Balance Sheets. The Company has not exercised the option to renew the License and Services Agreement.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2023 and December 31, 2022, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Consolidated Financial Statements relating to claims and litigations. As of June 30, 2023 and December 31, 2022, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.            COMMITMENTS AND CONTINGENCIES (Continued)

Element 7 Transaction and Litigation

Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (the “E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the limited liability company membership or other equity interests held by E7 in seventeen holding companies that hold the rights to certain in-process state and local cannabis retail licenses or license applications, some of which are partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (the “E7 License Agreement”, and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to thirty-four cannabis retail licenses in exchange for the payment of certain fees as set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contractual terms by E7, and as of December 31, 2021, GH Group had converted certain pre-closing financing payments and consulting fees into notes receivable in the amount of $2,274,167. As of June 30, 2023 and December 31, 2022, the notes receivable was fully reserved by the Company. As of December 31, 2021, the Company had received certain limited liability company membership or other equity interests in one E7 entity out of seventeen entities that were contractually committed to be transferred under the E7 Merger Agreement.

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.

The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against Element 7 to enforce the transfer of certain contractually committed licenses (the “Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against Element 7 in the Superior Court of California, County of Los Angeles (Case No. 22STCV09323). The Superior Court severed the claims of GH Group and APB, which resulted in APB’s claims remaining in Superior Court and GH Group’s claims being adjudicated in Signature Arbitration (Case No. LQMGL) (collectively, the “Element 7 Proceeding”).

Under the terms of the Joint Litigation Agreement, GH Group will pay all legal fees for GH Group and APB’s joint litigation against Element 7. GH Group will have the option to purchase any E7 license or licensed entity interests recovered by APB from Element 7 that were included in the E7 Merger Agreement, that either have a state or local permit and a valid lease, or a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750,000 per E7 license or licensed entity, paid in Equity Shares at the 10-day VWAP calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also has the right of first refusal to purchase any other E7 licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time.

Catalyst Litigation

On June 6, 2023, 562 Discount Med, Inc. (“Plaintiff”) filed a lawsuit against Glass House Brands Inc. (“GHB”) in the Los Angeles Superior Court Case No. 23LBCV010125.  The Plaintiff, an affiliate of South Cord Holdings dba Catalyst Cannabis, asserts a claim for violation of California Business & Professions Code section 17200, et. seq., California’s Unfair Competition Law. The Plaintiff alleges that “GHB is one of the largest, if not the largest, black marketeers of cannabis in the State of California, if not the country, and that it has purposefully structured its business so as to massively profit from the illegal sale of cannabis to the substantial financial detriment of legal operators such as” the Plaintiff.  On July 24, 2023, GHB filed an answer generally denying the allegations and asserting affirmative defenses. The Plaintiff has filed a demurrer to the answer which is scheduled to be heard on January 24, 2024.  GHB has served written discovery. The Plaintiff filed a motion to disqualify Venable LLP (“Venable”) as GHB’s counsel, and the motion is set to be heard on December 7, 2023. Venable will oppose the motion.

On June 20, 2023, Glass House Brands, Inc., Kyle Kazan and Graham Farrar (“Plaintiffs”) filed a lawsuit against South Cord Holdings LLC, South Cord Management LLC, Elliot Lewis, Damian Martin and “Does 1-100” (Defendants”) in the Los Angeles Superior Court (Case No. 23STCV14403).  The Plaintiffs have alleged causes of action for defamation and violation of California Business & Professions Code section 17200, et. seq., California’s Unfair Competition Law arising out of the Defendants’ defamatory social media campaign accusing the Plaintiffs, among other things, of being the largest black marketeer in American history, likening them to a drug cartel. The Defendants have filed a joint demurrer and motion to strike which is noticed to be heard on August 28th and 30th of 2023. Both sides have propounded discovery.  Defendants have also filed a motion seeking to disqualify Venable as the Plaintiffs’ counsel, the hearing on which is scheduled for August 10, 2023. Venable has filed an opposition to the motion.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.            RELATED PARTY TRANSACTIONS

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the three and six months ended June 30, 2023 were $60,873 and $121,746, respectively. Rent expense for the three and six months ended June 30, 2022 were $60,873 and $121,746, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the three and six months ended June 30, 2023 were $19,115 and $38,230, respectively. Rent expense for the three and six months ended June 30, 2022 were $18,205 and $36,699, respectively.

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (“Commencement Date”), provides for an initial monthly rent of $5,000 starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $144,000 and increasing three percent per annum thereafter. Rent expense for the three and six months ended June 30, 2023 were $67,250 and $134,500, respectively. Rent expense was nil for the three and six months ended June 30, 2022.

In August 2022, Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36,489, increasing three percent per annum thereafter. Rent expense for the three and six months ended June 30, 2023 were $9,122 and $18,245, respectively. Rent expense was nil for the three and six months ended June 30, 2022.

Consulting Agreement

Beach Front Property Management Inc, a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three and six months ended June 30, 2023 were $32,580 and $65,160, respectively. Consulting fees for the three and six months ended June 30, 2022 were $32,580 and $65,160, respectively.

20.            REVENUES, NET

Revenues, net of discounts, are disaggregated as follows for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Retail	$10,072,837	$4,839,307	$19,445,540	$9,697,540
Wholesale	34,592,297	11,633,940	54,241,598	20,748,078
Revenues, Net	$44,665,134	$16,473,247	$73,687,138	$30,445,618

21.            SUBSEQUENT EVENTS

In July 2023, the Company began a private placement financing to raise up to $15,000,000 of Series D Preferred Stock with a par value of $0.00001. For each share sold, the purchaser will receive one warrant with an exercise price of $6.00. Through August 10, 2023, the Company has raised approximately $8,000,000 under this private placement financing.

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